UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                                 July 28, 2004

                          Tecnomatix Technologies Ltd.
                          ----------------------------
             (Exact Name of Registrant as specified in the charter)

                                      N/A
                (Translation of Registrant's name into English)

                                     Israel
                                     ------
                (Jurisdiction of incorporation or organization)

                    16 Hagalim Avenue, Herzlia 46733, Israel
                   -----------------------------------------
                    (Address of Principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [ X ] Form 40-F [ ]

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                Yes [ ] No [ X ]

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECNOMATIX TECHNOLOGIES LTD.

By:  /s/ Jaron Lotan
     --------------------------
Jaron Lotan
President and Chief Executive Officer

Dated: July 28, 2004

                Tecnomatix Announces Second Quarter 2004 Results

              20% increase in quarterly revenues over prior year
                     Company increases full year guidance

    HERZLIA, Israel, July 28 /PRNewswire-FirstCall/ -- Tecnomatix Technologies Ltd. (Nasdaq: TCNO), the driving force in Manufacturing Process Management
(MPM), today announced its financial results for the second quarter ended June 30, 2004.

    Revenues for the second quarter of 2004 were $24.2 million, compared to $20.2 million for the second quarter of 2003. Operating income for the second quarter of 2004 was $0.5 million, compared to an operating loss of $(0.2) million for the second quarter of 2003. Net income for the second quarter of 2004 was $0.4 million or $0.03 per diluted share, compared to $0.2 million or $0.02 per diluted share for the second quarter of 2003.

    Revenues for the first six months of 2004 were $48.0 million, compared to $40.8 million for the first six months of 2003. Operating income for the first six months of 2004 was $1.0 million, compared to an operating loss of $(1.8) million for the first six months of 2003. Net income for the first six months of 2004 was $0.7 million or $0.05 per diluted share, compared to a net loss of $(1.3) million or $(0.12) per diluted share for the first six months of 2003.

    At June 30, 2004, the Company had a $38.0 million balance of cash and cash equivalents, short-term investments and long-term investments.

    "The second quarter was a period of very solid performance for Tecnomatix, where we accomplished our strategic and financial goals," said Jaron Lotan, president and chief executive officer of Tecnomatix Technologies Ltd. "This is the third sequential quarter that we are reporting year-over-year growth in revenues, and another quarter that we are reporting year-over-year growth in operating and net profits. In addition, we continue to report a positive cash flow from operating activities. These results are mainly attributable to continued strength in the Automotive sector, continued improvement in the Electronics sector, and growing sales momentum in the Automotive Tier-1 Supplier sector.

    "Automotive manufacturers continue to expand their deployment of our MPM solutions with more OEMs joining the Tecnomatix customer base and others adopting our solutions for additional domains and facilities," continued Lotan. "During the second quarter, companies like Opel, Skoda and Isuzu started initial enterprise implementations, and BMW decided to extend its use of eMPower to its powertrain division. In addition, Tecnomatix carried out several projects for global accounts, including Audi, Ford, GM and Volkswagen, as part of their stategies to deploy MPM throughout their facilities worldwide.

    "Particularly noteworthy, was PSA Peugeot Citrokn's choice of Tecnomatix as its standard solution for all its carbody assembly operations worldwide. This decision resulted in the latest multi-million dollar agreement for Tecnomatix's eMPower CarBody solution. PSA Peugeot Citrokn is presently using Tecnomatix solutions for its powertrain operations and this win, which came after a very competitive evaluation process, underscores our growing market share in Europe.

    "We also received initial and follow-on orders from the automotive supplier community, including Tier-1 suppliers Draexelmaier, ebm-papst, Getrag-Ford, Hella, Robert Bosch, Webasto, and ZF, and from EX-CELL-O, a world-leading supplier of machining lines and systems.

    "In the Electronics sector, we are particularly pleased with the market acceptance of our new eM-Execution solution, which we announced last quarter. Several of our electronics customers are already expanding implementations, among them Siemens, which is extending its deployment across three of its plants in Germany.

    "Overall, we enter the second half of 2004 in a strong leadership position," concluded Lotan. "Our expanding suite of MPM solutions, track record of delivering customer value, and strong management team continue to differeniate Tecnomatix from our competitors and to drive our growth."


    Forward-Looking Guidance

    Oren Steinberg, chief financial officer and executive vice president of Tecnomatix Technologies said, "We continue to make steady progress in improving our financial performance and creating value for our shareholders, as we gain sales momentum in our key markets and leverage our cost efficencies. Based on our current plans and visibility, we expect to achieve revenue growth of approximately 15%-20% for the full year 2004 over 2003, with improved profitability on a quarterly basis."


    Investor Conference Call / Webcast Details

    Tecnomatix will review detailed second quarter 2004 results on July 28, 2004 at 8:30 AM EDT. The conference call-in number is 973-935-2408. A replay will be available from 11:30 AM EDT on July 28 through midnight EDT, August 4. The replay number is 973-341-3080. The confirmation identification is 4995912. The live call and replay will also be accessible over the web at http://investor.tecnomatix.com.


    About Tecnomatix Technologies Ltd.

    Tecnomatix Technologies Ltd. provides the world's leading Manufacturing Process Management (MPM) solutions for the automotive, electronics, aerospace and other manufacturing and processing industries. Tecnomatix eMPower solutions for MPM enable the design, simulation, and execution of production processes, and provide real-time control and visibility throughout shop-floor operations. More than 5000 companies worldwide are using eMPower solutions to reduce operating costs, accelerate product introductions, and shorten time-to-volume -- while maintaining high levels of product and process quality.

    With offices in over 20 countries, Tecnomatix supports such global leaders as BMW, Boeing, Comau, Ford, GM, Mazda, Philips, Schneider Electric and Volkswagen . For more information, visit http://www.tecnomatix.com.


    This press release includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the Company's plans, objectives and expected financial and operating results. The risks and uncertainties that may affect forward-looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, market demand for Tecnomatix products and services, long sales cycles, new product developments, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company's filings with the Securities and Exchange Commission. Tecnomatix undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

    TECNOMATIX TECHNOLOGIES LTD.


    Condensed Consolidated Balance Sheets
    U.S $ in thousands
                                                 6/30/2004         12/31/2003
    Current Assets:
      Cash and cash equivalents                     11,004             9,232
      Short-term investments                            23                70
      Receivables:
        Trade                                       27,636            29,190
        Related parties                                400                --
        Other and prepaid expenses                   5,688             5,747
    Total current assets                            44,751            44,239
    Non-current receivables                          1,114             1,108
    Long-term investments                           27,070            24,556
    Property and equipment, net                      4,756             5,628
    Goodwill, net                                   25,451            25,829
    Acquired intangibles, net                        2,149             2,444
    Other assets, net                               13,296            13,296
    Total assets                                   118,587           117,100

    Current Liabilities:
      Current maturities of long-term
       loan                                          2,500               833
      Payables:
         Trade                                       2,656             4,644
         Deffered Revenue                           10,089             7,130
         Other and accrued expenses                 16,849            19,163
    Total current liabilities                       32,094            31,770
    Long-term liabilities:
         Accrued restructuring expense
          and other                                  3,042             1,716
         Loan from a Bank                           22,500            24,167
         Accrued severance pay, net                  1,080             1,095
    Total long-term liabilities                     26,622            26,978
    Shareholders' equity                            59,871            58,352
    Total liabilities and shareholders'
     equity                                        118,587           117,100

    Consolidated Statements of Operations
    U.S $ in thousands, except per share data

                                       Six months ended    Three months ended
                                      6/30/2004 6/30/2003  6/30/2004 6/30/2003
    Revenues
    Software license fees              18,750     16,214      9,520      7,746
    Services                           29,293     24,540     14,657     12,408
    Total revenues                     48,043     40,754     24,177     20,154

    Costs and expenses
      Software license fees             3,567      4,271      1,737      1,784
      Services                          9,602      7,348      4,878      3,611
      Amortization of acquired
       intangibles                        295         --        144         --
      Research and development, net     8,010      7,422      4,061      3,665
      Selling and marketing            23,297     19,462     11,674     10,026
      General and administrative        2,317      2,568      1,188      1,289
      Restructuring costs and assets
       impairment                          --      1,487         --         --
    Total costs and expenses           47,088     42,558     23,682     20,375

    Operating income (loss)               955     (1,804)       495      (221)
    Financial income (expense), net       (72)       598        (13)       366
    Income (loss) before taxes on income  883     (1,206)       482        145
    Provision for income taxes           (147)        (1)      (107)        16
    Income (loss) after taxes on income   736     (1,207)       375        161
    Equity share in net income (loss) of
     an affiliate company                 (55)       (49)       (22)        10
    Net income (loss)                     681     (1,256)       353        171
    Basic earnings (loss) per share:
    Net Income (loss)                    0.06      (0.12)      0.03       0.02
    Diluted earnings (loss) per share:
    Net Income (loss)                    0.05      (0.12)      0.03       0.02
    Weighted average number of shares
     outstanding:

    Basic                          12,024,668 10,677,678 12,061,212 10,704,177
    Diluted                        12,961,227 10,677,678 12,955,327 11,031,269

     Company Contact:
     Tecnomatix Technologies Ltd.
     Oren Steinberg
     +972-9-9594891
     osteinberg@tecnomatix.com

     Company Investor Contact:
     Tecnomatix Technologies Ltd.
     Marsha Shalvi
     +972-9-9594733
     +972-54-942180
     mshalvi@tecnomatix.com

     Investor Contact:
     The Ruth Group
     David Pasquale
     +646-536-7006
     dpasquale@theruthgroup.com

SOURCE  Tecnomatix Technologies Ltd.
    -0-                             07/28/2004
    /CONTACT: Oren Steinberg, +972-9-959-489, osteinberg@tecnomatix.com, or Marsha Shalvi +972-99-594-733, +972-54-942-180, mshalvi@tecnomatix.com, both of Tecnomatix Technologies Ltd.; or David Pasquale, The Ruth Group, +1-646-536-7006, dpasquale@theruthgroup.com, for Tecnomatix Technologies Ltd./
    (TCNO)

CO:  Tecnomatix Technologies Ltd.
ST:  Israel
IN:  CPR RAD AUT STW
SU:  ERN CCA